
SEC MAIL PROCESSING
RECEIVED
JAN 1 8 2002
WASH. D.C. 354 SECTION


02001383

McLAREN PERFORMANCE TECHNOLOGIES, INC.

2001 ANNUAL REPORT

AR/S
P.E. 9/30/01


JAN 1 2002
086

Table of Contents

January, 2002

Dear Stockholders of McLaren Performance Technologies, Inc.:

In addition to the improved results and positive momentum as outlined in the enclosed 2001 Annual Report, please be aware that we have also aggressively accelerated our communications efforts this past year to help keep you abreast of our latest news and developments in a timely and ongoing manner.

We urge you to visit our re-engineered website: www.mclarenperformance.com. In addition to a comprehensive background of our company and its management, along with our proud heritage and broad array of services, the McLaren Performance site includes continually updated "News" and "Investor" areas that will allow you to routinely monitor our progress. We post our quarterly Investor Conference Call schedule on the site as well.

Furthermore, in 2001 we launched a bimonthly electronic newsletter—*In the Fast Lane*—for clients and colleagues. You're welcome to subscribe by contacting Cher Van Dyke at cher@mclarenperformance.com, or by calling her or Candy Rees at (248) 477-6240 or toll-free at 1-866-GET McLAREN (1-866-438-6252).

With best regards for the New Year,



Steven Rossi
President and CEO

CORPORATE INFORMATION

McLaren Performance Technologies, Inc. (the "Company" or "McLaren") was incorporated as a Delaware corporation on January 28, 1986, as "Capital Equity Resources, Inc." On September 19, 1986, the name of the Company was changed to "ASHA Corporation." On January 7, 1999, ASHA Corporation acquired McLaren Engines, Inc., a privately held Delaware corporation incorporated in 1969. On April 28, 1999, the name of the Company was changed to "McLaren Automotive Group, Inc." The business was subsequently reorganized in September, 1999, into two operating divisions, McLaren Traction Technologies (the former ASHA activities) and McLaren Engines (collectively, the "Divisions"). On April 18, 2000, the name of the Company was changed to "McLaren Performance Technologies, Inc."

Prior to the acquisition of McLaren Engines, ASHA was principally involved in the business of engineering research and development focused primarily on developing and licensing new technologies to the vehicle industry. The Company's major product had been the licensing of technology for Gerodisc, a proprietary, automatic, hydro-mechanical control device designed to improve vehicle traction and handling. During 1999 and 2000, the Company continued the development of Gerodisc, resulting in the refinement of TwinDisc Traction Control Technology and the Electronically Controlled Gerodisc and Twindisc Technologies.

In February, 2001, the Company announced that it had consolidated its Santa-Barbara, California-based traction business unit and had transferred its patented Gerodisc™ traction control technology business, as well as related research and development, to its Livonia, Michigan headquarters. The relocation further optimized the efficiency of the traction unit by bringing it in closer proximity to Detroit-based original equipment customers, and reduced operating overhead by creating synergy with the headquarters' operation. Also in 2001, the Jeep Grand Cherokee application of the Gerodisc™ technology (QuadraDrive) was supplemented by the arrival of GM's Pontiac Aztek and Buick Rendezvous applications through the MagnaSteyr license (VersaTrak).

McLaren Engines, Inc., which was established to provide a North American base for Bruce McLaren Motor Racing, had gradually shifted its focus through the years from purely racing related work to providing powertrain design, testing and development for vehicle Original Equipment Manufacturers (OEMs) and suppliers. Today, the McLaren Engines Division supplies a variety of products and services including:

- Power Development
- Endurance and Reliability Testing
- Steady State Emissions Testing
- Software Calibration and Development
- Custom Electronic Systems Development
- Engine Build/Teardown/Evaluation
- Powertrain Engineering and Design
- Noise/Vibration Studies
- Fabrication and Vehicle Build
- Rapid Prototyping
- EPA and CARB Certification
- Manufacturing and Field Support
- Warranty Failure Analysis
- Production Engine Audit
- Catalyst Aging and Development
- Accelerated Aging and Alternative to Extending Testing

McLaren Engines further expanded its capabilities in October, 2000 by creating a dedicated Vehicle Development Center to better serve its Ford Racing and Advanced Powertrain customers. The Center includes design, development, fabrication and vehicle assembly capabilities to build complete prototypes and concept vehicles.

On April 11, 2001, the Company's newly formed wholly owned subsidiary McLaren Performance Products, Inc., an Ontario corporation, acquired all the issued and outstanding capital stock of 503129 Ontario Inc., an Ontario corporation ("Holding Company"), and thereby acquired control of Holding Company's wholly owned subsidiary, Dart Machine Ltd., an Ontario corporation. Dart Machine, Ltd. is a specialty manufacturer of precision powertrain components for original equipment applications and the automotive aftermarket. Dart Machine, Ltd. is based in Oldcastle, Ontario, Canada.

With the acquisition of control of Dart Machine, Ltd., the Company has further positioned itself with prototype-to-production capability. The added manufacturing capacity will allow McLaren Performance Products to expand into the branded consumer product category of the automotive performance aftermarket—a $25 billion industry with growth rates consistently in excess of the original equipment sector.

McLaren Performance Products machines cylinder heads, engines blocks and differential carrier housings for customers such as General Motors (Powertrain, Service Parts Operations and Racing), DaimlerChrysler (MOPAR products group), Ford Motor Company (Racing), and Getrag Gears. Furthermore, it fully assembles and tests completed cylinder heads.

Products and services produced by all the divisions of the Company are marketed principally to vehicle OEMs and suppliers. The Company's offerings are believed to be unique in the market in that a wide range of services are offered which relate specifically to powertrain/driveline technologies. Historically, these services have been developed by customers internally. Therefore, there are a limited number of outside resources available to provide these services. In the rapidly growing market, these internal resources have proved inadequate to satisfy industry demand; thus, the full spectrum of capabilities provided by the Company enables the Company to provide complete, turnkey solutions to its customers.

The primary competition of McLaren Traction Technologies comes from the research and development activity by suppliers of full axle systems. While most of these companies have competing technologies, in testing by OEM vehicle manufacturers, the Gerodisc system has generally been superior when ultimate traction and smooth operation were the primary test criteria. However, the Company is at a significant disadvantage in that it is not the end manufacturer and supplier of systems and therefore must depend upon technology licensees to sell and develop potential applications with OEMs. In addition, electronic traction control systems based on anti-lock braking systems within the basic vehicle platform architecture have become an additional competitive force. The Company is currently evaluating strategies for overcoming this disadvantage, which includes potential internal manufacturing.

Because of the diversity of services offered by McLaren Engines, the Division operates in several different market segments. While there are many competitors in these segments, McLaren Engines is well positioned and many of these competitors are also customers of the Division. With regard to the few other broad-based competitors, McLaren Engines has a competitive advantage in that it serves as a supplier to multiple customers and the Division is not perceived as a specific dedicated supplier to a single OEM. Historically, McLaren Engine's chief competitive disadvantage has been a lack of focus on marketing. The Company has taken steps, particularly in the last half of 2000 and through 2001, to expand industry recognition and has sought to reach potential customers through increased exposure in trade press.

STOCK PRICE AND DIVIDEND INFORMATION

Market Information. The Company's Common Stock is traded in the over-the-counter market, and is listed on the Nasdaq Small-Cap Market under the symbol "MCLN." The Company's Common Stock was listed on the Nasdaq Small-Cap Market under the symbol "ASHA" between June 30, 1997 and April 30, 1999.

The following table sets forth the high and low closing sales prices for the Company's Common Stock as reported on the Nasdaq Small-Cap Market for the periods indicated.

Quarter Ended	High	Low
December 31, 1999	$4.000	$2.062
March 31, 2000	$3.531	$2.312
June 30, 2000	$2.625	$1.312
September 30, 2000	$2.500	$1.000
December 31, 2000	$1.437	$0.468
March 31, 2001	$1.625	$0.750
June 30, 2001	$1.100	$0.750
September 30, 2001	$1.360	$0.620

Holders of Common Stock. The approximate number of holders of record of the Company's Common Stock on December 12, 2001, was 2,225. Many shares are registered in the names of brokerage firms or other nominee names. As a result, the Company estimates that it has in excess of 3,484 beneficial owners of its Common Stock.

Dividends. Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends have been paid with respect to the Company's Common Stock and no dividends are anticipated to be paid in the foreseeable future. The Company currently intends to retain all earnings to finance the development and expansion of its operations. The declaration of cash dividends in the future will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements and other relevant factors.

FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created thereby. These statements include the plans and objectives of management for future operations. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

Fiscal year 2001 saw an increase in revenues in the McLaren Engines Division along with a reduction, which was minimal on an overall basis, in McLaren Traction Division revenues. On a consolidated basis, sales increased due to the addition of McLaren Performance Products. Due to the increases in sales and a significant decrease in related expenses, the Company made solid improvements and reduced its loss by 78% as compared to the year ended September 30, 2000.

Primary contributors to the loss included significant legal costs which have come to a close from a financial expenditure standpoint. If the Company had not incurred these litigation costs, the Company would have shown an operating profit of approximately $82,716 in 2001.

During 2001, the Company emphasized its marketing efforts and heritage while exploring advanced technologies and new opportunities. Among these new opportunities was the addition of a manufacturing capability through the acquisition of control of Dart Machine, Ltd, in April, 2001. Through Dart Machine, Ltd., the Company has the ability to design and manufacture components.

The McLaren Engines Division's new Vehicle Development Center, which is primarily dedicated to business with Ford Racing, is already at capacity. The Vehicle Development Center is a contributor to the increase in revenues and has exhibited an increased capability to the Company's customer base.

In addition, the Company is in active discussions regarding other areas for business expansion, such as participation in derivative and niche vehicle programs, aftermarket parts supply and branding, and acquisitions of companies that will contribute to the vertical integration of the Company.

On August 1, 2001, the Company entered into a McLaren Stock Option Purchase Agreement with EMM McLaren Investment Company, L.L.C. ("EMM") pursuant to which the Company granted to EMM the option to acquire up to 1,750,000 shares of the Company's Common Stock at an exercise price of $0.98 per share (the "EMM Option Agreement"). The EMM Option Agreement also provides that the Company will issue warrants to EMM. The warrants will grant EMM the right to purchase that number of additional shares of the Company's Common Stock equal to 20% of the sum of the shares acquired upon exercise of the option. The exercise prices of the warrants will be $1.00 for half the warrant shares and $2.00 for the other half.

On August 8, 2001, EMM and Amherst H. Turner, who later became and is currently a Director of the Company, entered into a Partial Assignment of McLaren Stock Option Purchase Agreement (the "Assignment") whereby EMM assigned to Mr. Turner: (a) EMM's option to purchase 510,204 shares exercisable pursuant to the EMM Option Agreement on or before August 20, 2001 (the "Assigned Option"); and (b) if Mr. Turner exercised the Assigned Option, EMM's right to receive warrants to purchase 51,020 warrant shares exercisable, at $1.00 per share, on or before December 31, 2002 and warrants to purchase 51,020 warrant shares exercisable, at $2.00 per share, on or before December 31, 2003 (collectively, the "Turner Warrants").

On August 9, 2001, EMM exercised options to purchase 204,082 shares of the Company's Common Stock pursuant to the EMM Option Agreement and Mr. Turner (through Amherst Fund LLC, an entity that Mr. Turner controls and is the sole member of) exercised options to purchase 510,204 shares of the Company's Common Stock pursuant to the Assignment. On October 5, 2001, the Company issued the Turner Warrants to Amherst Fund LLC.

On September 20, 2001, the EMM Option Agreement was amended to, among other things, extend the expiration date for the option from October 1, 2001 to December 3, 2001. On October 25, 2001, EMM exercised options to purchase 229,502 shares of the Company's Common Stock pursuant to the EMM Option Agreement.

On December 7, 2001, the Company issued a warrant to purchase 43,367 warrant shares exercisable, at $1.00 per share, on or before February 28, 2003 and a warrant to purchase 43,367 warrant shares exercisable, at $2.00 per share, on or before February 27, 2004 to EMM.

The shares and the warrants issued to EMM and Amherst Fund LLC have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The Company claims exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder based upon EMM's and Mr. Turner's knowledge, sophistication, investment intent and status as an "accredited investor," as well as the private nature of the transaction.

Results of Operations for the Year Ended September 30, 2001 Versus the Year Ended September 30, 2000

During the year ended September 30, 2001, the Company had revenue of approximately $14.4 million as compared to approximately $11.9 million for the year ended September 30, 2000. The revenue by segment was as follows: McLaren Engines 82%, McLaren Performance Products 13%, and McLaren Traction 5%.

Cost of goods sold for the year ended September 30, 2001 were $10,123,000 compared to $7,575,142 for the prior year ended September 30, 2000. The increase reflects an increase in related sales as compared to the prior year and a change in product mix, such as the McLaren Performance Products' machining operation.

Total operating expenses were approximately $4.6 million for the fiscal year ended September 30, 2001, as compared to approximately $6.7 million for the prior fiscal year. The majority of the decrease in expenses is attributable to the reduction in legal expenses related to litigation and research and development of costs related to business operations.

Research and development costs decreased by approximately $.8 million during fiscal year ended September 30, 2001, as compared to the prior year. This decrease was due primarily to cost reductions in the McLaren Traction Division.

The Company's selling, general and administrative costs decreased by approximately $200,000 in 2001. Litigation and settlement costs decreased by approximately $1.0 million over the previous year.

The Company reported an operating loss of $242,000 compared to the operating loss at September 30, 2000 of $2,363,000 an improvement of 90%. This reduction in operating loss has been the major contributor to the positive operating cash flow of the Company for 2001.

Interest income of approximately $8,700 was lower for the year ended September 30, 2001, as compared to the interest income of approximately $17,000 for the prior year. Interest expense of approximately $535,000 for the latest fiscal year was higher than the $378,000 for the prior year and is attributable to the expansion of McLaren Engine's business and the acquisition of control of Dart Machine, Ltd., offset somewhat by a decrease in monthly interest expense due to the variable rate notes that are indexed to the bank prime rate.

The Company incurred a net loss of $681,000 in the fiscal year ended September 30, 2001, compared to the prior year's net loss of $2.7 million. Minimal revenue from the McLaren Traction Division, coupled with the expenses associated with its ongoing operations, were significant factors in the Company's loss, as were legal costs associated with ongoing litigation.

Liquidity and Capital Resources

As of September 30, 2001, the Company had working capital deficit of approximately $994,000 compared to $156,000 on September 30, 2000. The decrease in working capital is due in part to term note balloon payments due in the next 12 months and an increase in payables.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001—(Continued)

Operating activities for the year ended September 30, 2001, produced $771,000 of net cash compared to $1,924,000 of cash used in the twelve months ended September 30, 2000. This was an improvement of $2.6 million from the prior year ended September 30, 2000.

Investing activities for year ended September 30, 2001, used $3,001,000 of cash compared to $763,000 used for the comparable period in 2000. This increase is due in large part to the acquisition of control of Dart Machine, Ltd. and the new operating facility for Vehicle Development Center.

The Company anticipates that its operating cash requirements will be met by existing operations but that any additional growth may exceed its available cash during the next twelve months. Through a combination of bank borrowings and sale of its common stock, the Company anticipates that it will be able to satisfy its growth capital needs.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
McLaren Performance Technologies, Inc.

We have audited the consolidated balance sheets of McLaren Performance Technologies, Inc. as of September 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLaren Performance Technologies, Inc. at September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Detroit, Michigan
November 28, 2001

McLAREN PERFORMANCE TECHNOLOGIES, INC
CONSOLIDATED BALANCE SHEETS

	September 30, 2001	September 30, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 273,796	$ 455,369
Available for sale securities	—	30,890
Accounts receivable, net of allowance for doubtful accounts of $65,000 and $15,000, respectively	3,180,649	2,744,686
Inventories	848,168	27,509
Prepaid expenses and other	284,442	479,767
Total current assets	4,587,055	3,738,221
Property and equipment, net of accumulated depreciation and amortization	8,053,796	4,422,996
Intangible assets, net of accumulated amortization	2,003,979	718,482
	$ 14,644,830	$ 8,879,699
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 600,000	$ 530,000
Accounts payable	2,475,291	1,390,435
Customer deposits	60,000	382,790
Accrued payroll and related costs	297,884	258,128
Other accrued liabilities	256,016	270,940
Current portion of capital lease obligations	275,336	6,798
Current portion of long-term debt	1,616,648	1,054,837
Total current liabilities	5,581,175	3,893,928
Capital lease obligations, net of current portion	722,174	23,353
Long-term debt, net of current portion	4,598,854	3,011,761
Deferred taxes	767,969	—
Total liabilities	11,670,172	6,929,042
Stockholders' equity:		
Preferred stock, $.001 par value Authorized—10,000,000 shares No shares issued or outstanding	—	—
Common stock, $.00001 par value Authorized—20,000,000 shares Issued and outstanding—11,711,940 shares in 2001 and 9,888,517 shares in 2000	117	99
Additional paid-in capital	16,615,190	14,910,899
Accumulated deficit	(13,534,816)	(12,853,417)
Less: Treasury stock, 8,500 shares	(81,907)	(81,907)
Accumulated comprehensive losses	(23,926)	(25,017)
Total stockholders' equity	2,974,658	1,950,657
Total liabilities and stockholders' equity	$ 14,644,830	$ 8,879,699

See accompanying notes.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended September 30,	
	2001	**2000**
Revenues:		
Service and product revenues	$13,864,286	$11,219,459
License and royalties	580,254	694,809
Total revenues	14,444,540	11,914,268
Cost of revenues	10,123,968	7,575,142
Gross profit	4,320,572	4,339,126
Operating expenses:		
Selling, general and administrative	4,023,129	4,269,025
Research and development	214,727	1,060,402
Litigation and related costs	325,183	1,372,600
	4,563,039	6,702,027
Loss from operations	(242,467)	(2,362,901)
Other income (expense):		
Interest expense	(535,190)	(377,936)
Interest income	8,748	17,379
Other	53,121	47,660
	(473,321)	(312,897)
Loss before income taxes	(715,788)	(2,675,798)
Credit for income taxes	(34,389)	—
Net loss	$ (681,399)	$ (2,675,798)
Basic and diluted net loss per share	$ (0.06)	$ (0.28)
Weighted average number of basic and diluted common shares outstanding	10,679,902	9,489,610
Comprehensive loss:		
Net loss	$ (681,399)	$ (2,675,798)
Foreign currency translation adjustment	(23,926)	—
Reclassification of unrealized losses	25,017	—
Unrealized loss on available for sale securities	—	(11,077)
Comprehensive loss	$ (680,308)	$ (2,686,875)

See accompanying notes.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2001	2000
Cash flows from operating activities:		
Net loss	$ (681,399)	$(2,675,798)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	845,717	706,116
Provision for uncollectible accounts receivable	50,000	—
Non-cash stock compensation	17,500	159,498
(Gain) loss on disposal of equipment	(20,173)	20,288
Loss on sales of available for sale securities	15,992	—
Gain on foreign currency translation	(23,926)	—
Decrease in deferred taxes	(47,639)	—
Changes in operating assets and liabilities:		
Accounts receivable	280,846	(962,099)
Inventories	(271,388)	—
Prepaid expenses and other	224,356	(403,596)
Accounts payable	788,545	816,987
Customer deposits	(322,790)	236,795
Accrued payroll and related costs	(8,158)	78,490
Other accrued liabilities	(67,000)	99,281
Net cash provided by (used in) operating activities	780,483	(1,924,038)
Cash flows from investing activities:		
Additions to property and equipment	(621,137)	(776,520)
Proceeds from disposal of equipment	253,190	14,735
Purchases of available for sale securities	(880)	(1,691)
Proceeds from sale of available for sale securities	40,795	—
Cash paid for acquisition, net of cash acquired	(2,682,710)	—
Net cash used in investing activities	(3,010,742)	(763,476)
Net cash from financing activities:		
Net change in line of credit	(45,578)	264,000
Proceeds from issuance of common stock	1,362,309	1,558,896
Borrowings under notes payable	2,183,142	970,359
Repayments under notes payable	(1,318,619)	(389,767)
Repayments under capital lease obligations	(132,568)	—
Net cash provided by financing activities	2,048,686	2,403,488
Net (decrease) in cash and cash equivalents	(181,573)	(284,026)
Cash and cash equivalents at beginning of period	455,369	739,395
Cash and cash equivalents at end of period	$ 273,796	$ 455,369
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 505,000	$ 368,000
Cash paid for income taxes	$ 2,000	$ —

See accompanying notes.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2000 AND 2001

	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Comprehensive Loss	Total Stockholders' Equity
Balance at October 1, 1999	9,088,517	$ 91	$13,192,514	$(10,177,619)	$(81,907)	$(13,940)	$ 2,919,139
Issuance of common stock in connection with private placement, net	800,000	8	1,558,887				1,558,895
Consultant expense incurred in connection with issuance of stock options			159,498				159,498
Other comprehensive loss for 2000						(11,077)	(11,077)
Net loss for 2000				(2,675,798)			(2,675,798)
Balance at September 30, 2000	9,888,517	99	14,910,899	(12,853,417)	(81,907)	(25,017)	1,950,657
Issuance of common stock in connection with private placement, net	1,362,112	14	1,362,295				1,362,309
Issuance of common stock in connection with acquisition, net	437,978	4	324,496				324,500
Issuance of common stock in connection with employee stock award	23,333		17,500				17,500
Other comprehensive income for 2001						1,091	1,091
Net loss for 2001				(681,399)			(681,399)
Balance at September 30, 2001	11,711,940	$117	$16,615,190	$(13,534,816)	$(81,907)	$(23,926)	$ 2,974,658

See accompanying notes.

1. The Company

McLaren Performance Technologies, Inc. (formerly McLaren Automotive Group, Inc.) (the "Company"), is incorporated in the State of Delaware. The Company is principally involved in the automotive industry. The Company performs research and development on a fee for service basis and develops new technologies to be licensed to its customers.

On April 11 2001, McLaren Performance Products, Inc., an Ontario Corporation ("MPP"), which is a wholly owned subsidiary of the Company, acquired all of the issued and outstanding shares of 503129 Ontario Inc., an Ontario Corporation ("503129"), and thereby acquired control of 503129's wholly owned subsidiary, Dart Machine Ltd. ("Dart") in exchange for: (a) 437,978 shares of the Company's authorized but unissued Common Stock valued at CAN$500,000 at the close of business on April 11, 2001, (b) CAN$2,000,000 of subordinated debt to the shareholders of 503129, and (c) CAN$3,750,000 in cash. In order to finance the acquisition, MPP borrowed CAN$3,760,000 from Bank One Canada. Immediately after the purchase, MPP paid off CAN$830,000 of existing debt of 503129 and Dart. The acquisition was accounted for under the purchase method of accounting. Goodwill of approximately CAN$2,140,000(including acquisition costs of approximately CAN$450,000) resulting from the transaction is being amortized on a straight line basis over twenty years. In addition the Company acquired assets of CAN$8,800,000 and assumed liabilities of CAN$4,360,000.

Results of operations of MPP are included in the consolidated financial statements subsequent to April 11, 2001. Unaudited proforma operating results of the Company, assuming the acquisition had occurred on October 1, 2000, are as follows:

	2001 (Unaudited)
Revenue	$17,049,000
Loss from continuing operations	(932,000)
Net loss	(932,000)
Diluted EPS (loss)	(.09)

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain amounts in prior years have been reclassified to conform to the current year presentations.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances in highly qualified financial institutions. At various times, such amounts are in excess of insured limits.

Available for Sale Securities

Unrealized gains and losses on available for sale securities are recorded as a component of comprehensive income (loss). As of September 30, 2001, the Company had no available for sale securities. As of September 30, 2000, the market value of the securities was $30,890 and the carrying cost was $55,907.

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments such as cash, available for sale securities, accounts receivable, accounts payable and notes payable approximate their fair values.

Inventories

Inventories are stated at the lower of cost (determined by the first in, first out method) or market.

Inventories include the following:

	September 30,	
	2001	2000
Raw Materials	$231,347	$ 7,550
Work in process	591,315	19,959
Finished goods	25,506	—
	$848,168	$27,509

Property and Equipment

Property and equipment are stated at cost and include significant expenditures that increase the asset lives. Ordinary maintenance and repairs are charged to operations as incurred. Gains or losses on asset disposals are included in the determination of net income.

Depreciation is computed on straight-line and accelerated methods over estimated useful lives as follows:

Building and improvements	20 years
Leasehold improvements	5 years
Machinery and equipment	5 to 15 years
Vehicles	5 years

Property and equipment consisted of the following:

	September 30,	
	2001	2000
Land	$ 771,185	$ 517,905
Building and improvements	2,739,989	1,820,517
Leasehold improvements	246,593	93,057
Machinery and equipment	5,833,586	2,901,941
Vehicles	72,607	398,875
Construction in process	77,536	71,217
	9,741,496	5,803,512
Less accumulated depreciation	1,687,700	1,380,516
	$8,053,796	$4,422,996

The machinery and equipment classification includes $1,062,393 and $32,450 of items under capital leases as of September 30, 2001 and 2000, respectively. As of September 30, 2001 and 2000, accumulated depreciation of $39,197 and $3,091 was recorded on these assets, respectively.

For the years ended September 30, 2001 and 2000, the Company recorded depreciation expense of $775,259 and $664,911, respectively. This includes for the years ended September 30, 2001 and 2000, depreciation expense of $36,106 and $3,091 on items under capital lease, respectively.

Intangible Assets

Intangible Assets Intangibles include the following:

	September 30,	
	2001	2000
Trademark	$ 551,802	$551,802
Goodwill and other	1,591,713	235,758
	2,143,515	787,560
Less accumulated amortization	139,536	69,078
	$2,003,979	$718,482

Goodwill represents the excess cost over fair value of net assets acquired. The Company re-evaluates goodwill and other intangibles on undiscounted operating cash flow whenever significant events or changes occur that might indicate impairment of recorded costs.

Intangible assets are being amortized on a straight line basis over a period of 20 years. Amortization expense of $70,458 and $41,205 was recorded for years ended September 30, 2001 and 2000, respectively.

Customer Deposits

Customer deposits represent amounts paid by customers for services yet to be completed by the Company. Deposits are recognized as revenue when the related service is performed.

Revenue Recognition

The Company recognizes revenues from license fees in the period in which the license fees are earned. Service revenues are recognized as the services are performed. The Company recognizes contract revenues over the life of the contract using the percentage of completion method. When estimates indicate a loss, the full amount of the loss is accrued. The Company recognizes revenue from product sales upon shipment and transfer of title under standard commercial terms.

Research and Development

Costs associated with developing and testing new technologies are expensed as incurred.

Stock Options

The Company accounts for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

Earnings per Share

Options to purchase common shares of approximately 1,770,000 and 1,590,000, as of September 30, 2001 and 2000, respectively, were not included in the computation of diluted net earnings (loss) per share because such options would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," was issued by the Financial Accounting Board (FASB) in June 2001. SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001. In addition, SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. In accordance with the requirements of SFAS 141, the Company adopted the new standard effective July 1, 2001, which had no effect on operating results.

Also in June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets." Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The Company intends to conform to the requirements of the new SFAS upon its required adoption date of October 1, 2002. The Company has not yet determined the impact the SFAS will have on the recorded value of its goodwill.

Significant Customers

During fiscal 2001, revenues from two customers represented 51 percent and 21 percent, respectively, of the Company's total revenues. These revenues were applicable to the McLaren Engines and McLaren Performance Products divisions of the Company. Those customers accounted for 19 percent and 38 percent, respectively, of accounts receivable at September 30, 2001.

During fiscal 2000, revenues derived from two customers represented 62 percent and 19 percent, respectively, of the Company's total revenues. Those customers accounted for 56 percent and 24 percent, respectively, of accounts receivable at September 30, 2000.

Concentration of Labor

Union employees represent approximately 29% of the Company's hourly workforce.

3. Short Term Borrowings

The Company's McLaren Engines, Inc. subsidiary (Engines) maintains a line of credit with a bank. Engines may borrow up to the lesser of $1,400,000 or 80% of the accounts receivable not more than 90 days old. The interest rate is at prime (6.0% at September 30, 2001). This line is secured by accounts receivable at Engines and provides for monthly interest payments with outstanding principal due in February 2002. The Company expects to renew this line of credit through 2003. As of September 30, 2001 and 2000, the outstanding balance on this line of credit totaled $600,000 and $530,000 respectively.

MPP maintains a line of credit with a bank and may borrow up to the lesser of CAN$1,500,000 or 80% of the accounts receivable not more than 90 days old. The interest rate is at Canadian prime plus 0.5% (5.75% at September 30, 2001). This line is secured by accounts receivable at MPP and provides for monthly interest payments with outstanding principal due in 2002. As of September 30, 2001, their were no borrowings on this line of credit.

4. Long-Term Debt

The Company has various notes payables which are summarized as follows:

	September 30,	
	2001	2000
Note payable to a bank, monthly payments of $17,512 including interest at 8.15% through January 2004, secured by related buildings.	$ 1,637,628	$ 1,709,219
Note payable to a bank, monthly payments of $13,090 including interest at prime plus 0.75%, (effective rate 6.75% at September 30, 2001) through January 2004, secured by related equipment.	342,582	462,008
Note payable to a bank due in December 2001, requiring monthly payments of $6,418 including interest at 9.5%, secured by related equipment.	112,222	167,828
Note payable to a bank, monthly payments of $3,000 plus interest at prime plus 0.5% (effective rate 6.5% at September 30, 2001) through July 2004, secured by related equipment.	102,000	138,000
Note payable to a bank, monthly payments of $1,737 plus interest at prime plus 0.5% (effective rate 6.5% at September 30, 2001) through May 2004, secured by related equipment.	55,573	76,413
Notes payable to a bank, monthly payments totaling $1,048 including interest at rates ranging from 8.5% to 9.0% through March 2004, secured by related vehicles. These amounts were paid in full in 2001.	—	37,357
Note payable to a bank due in December 2001, requiring monthly payments of $1,443 including interest at 8.75%, secured by related equipment.	25,273	39,619
Note payable to a bank due in December 2001, requiring monthly payments of $1,009 including interest at 8.75%, secured by related equipment.	26,681	35,951
Note payable to a bank, monthly payments of $1,250 plus interest at prime plus 0.5% (effective rate 6.5% at September 30, 2001) through December 2004, secured by related equipment.	48,750	63,750
Note payable to a bank, monthly payments of $1,667 plus interest at prime plus 0.25% (effective rate 6.25% at September 30, 2001) through March 2005, secured by related equipment.	70,000	90,000
Note payable to a bank, monthly payments of $3,612 including interest at 9.65% through February 2003, secured by related vehicles. These amounts were paid in full in 2001.	—	96,045
Notes payable to a bank, monthly payments of $2,642 including interest at prime plus 0.25% (effective rate 6.25% at September 30, 2001) through September of 2006, secured by related equipment.	153,250	—
Note payable to a bank, monthly payments of $1,315 including interest at 9.6% through September 2003, secured by related vehicle. These amounts were paid in full in 2001.	—	41,000
Note payable to a bank, monthly payments of $882 including interest at 9.5% through September 2005, secured by related equipment.	35,192	42,000
Note payable requiring a $150,000 payment in November 2000 and quarterly payments of $56,250 plus interest at 5% starting in March 2001 through December 2002.	271,850	567,408
Notes payable to a bank, monthly payments of $23,780 including interest at the Canadian prime rate plus 0.5% (effective rate of 5.75% at September 30, 2001) through April 2006. Secured by related building and equipment.	1,882,011	—
Subordinated note payable to several individuals, quarterly payment of $118,003 including interest at 6%. This note is unsecured.	1,104,633	—
Notes payable to two individuals without interest requiring payments through 2005. These notes are unsecured.	127,064	—
Note payable to a bank requiring payments of $200,000 in 2000 and $250,000 in March 2001 and $50,000 in October 2001 plus monthly interest payments at prime plus 1.5%. Secured by substantially all assets of the Company. These amounts were paid in full in 2001.	—	500,000
Note payable to a bank due in December 2001 requiring monthly payments of interest at prime plus 1.5% (effective rate of 7.5% at September 30, 2001). Secured by substantially all assets of the Company.	220,793	—
Total notes payable	6,215,502	4,066,598
Less current portion	(1,616,648)	(1,054,837)
Total	$ 4,598,854	$ 3,011,761

Future scheduled maturities of notes payable as of September 30, 2001 are as follows:

Year ending September 30:	
2002	$1,616,648
2003	1,120,679
2004	2,253,557
2005	359,868
2006	864,750

5. Capital Lease Obligations

The Company leases certain machinery and equipment under various agreements that expire in 2006. The leases have been accounted for as capital leases for financial reporting purposes. Future minimum lease payments under the leases consist of the following:

Year ending September 30:	
2002	$ 356,451
2003	356,451
2004	251,525
2005	163,538
2006	44,617
Total minimum lease payments	1,172,582
Less amounts representing interest	175,072
Present value of net minimum lease payments (including $275,336 classified as current)	$ 997,510

6. Income Taxes

Deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

Differences between the provision for income tax credits and income tax credits at the statutory federal income tax rate are as follows:

	September 30,			
	2001		2000	
Income tax credit at statutory U.S federal rates	$(243,368)	(34%)	$(909,771)	(34%)
Tax benefits not recognized due to loss carryforwards	189,733	27%	808,212	30%
Goodwill amortization and other	19,246	1%	101,559	4%
	$ (34,389)	(6%)	—	0%

Under SFAS No. 109, deferred tax assets (liabilities) are recognized for temporary differences that will result in deductible amounts in future periods. The components of the deferred income tax assets (liabilities) are as follows:

	September 30,	
	2001	2000
Net operating loss carryforwards	$ 2,979,872	$ 2,978,352
Capitalized research and development costs for tax purposes	102,862	102,844
Loss on investment	1,440,354	1,440,354
Property and equipment	(1,325,925)	(565,580)
Accrued expenses	258,849	153,000
Other	78,552	3,830
	3,534,564	4,112,800
Less: Valuation reserve	(4,302,533)	(4,112,800)
Deferred tax liability	$ (767,969)	$ —

Realization of the net deferred income tax asset is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. Due to the Company's historical operating losses, a valuation reserve equal to the net deferred income tax asset has been recorded in the United States. As a result of the acquisition in Canada, the Company recorded a deferred liability of approximately $768,000 during 2001 relating to future Canadian income taxes.

The net operating loss carryforwards as of September 30, 2001 for federal tax purposes are approximately $8,883,700 and expire beginning in 2011.

Components of the credit for income taxes are as follows:

	September 30,	
	2001	2000
Foreign taxes payable (credit):		
Current	$ 13,250	$—
Deferred	(47,639)	—
	$(34,389)	$—

7. Stock Option Plans

In August 1993, the Company's Board of Directors approved the 1993 Nonqualified Stock Option Plan in which any employee, officer, director or consultant that the Board, in its sole discretion, designates is eligible to participate. At September 30, 2001, no options were outstanding under this plan.

In December 1994, the Company's Board of Directors approved the 1994 Stock Option Plan which expires in 2004 and provides for the granting of options to purchase up to 750,000 shares of common stock, consisting of both incentive and nonqualified stock options. Incentive stock options are issuable only to employees of the Company and may not be granted at an exercise price less than the fair market value of the common stock on the date the option is granted. Vesting provisions are determined by the Board at the time the options are granted, and the options expire three to five years from the date of the grant.

On July 1, 1997, the Company's Board of Directors adopted amendments to the 1994 Stock Option Plan to increase the number of options which may be granted under the plan to 1,000,000; to allow the exercise price of options to be paid by means other than cash; and to allow options to be granted with reload provisions. On December 16, 1997, the Company's Board of Directors adopted an additional amendment to increase the number of options which may be granted under the plan to 1,400,000. These amendments were approved by the Company's shareholders on April 3, 1998. On October 28, 1998 and December 29, 1999 the Board of Directors adopted additional amendments to increase the number of options which may be granted under the plan to 1,800,000 and 2,000,000, respectively.

In 1999, the Company entered into three employment agreements, which call for annual option grants totaling 75,000 shares.

In July 1997, the Company granted, under no specific plan, an option to a consultant to purchase up to 93,100 shares of its common stock at the exercise price of $4.375 per share. The options vest at the rate of 2,100 per month plus 17,500 at the date of grant.

On March 13, 2000 the Company's Board of Directors adopted the 2000 Stock Option Plan due to the fact that the majority of shares available for grant under the 1994 Stock Option Plan had been granted. The 2000 Plan will expire in 2010. The 2000 Stock Option Plan was approved by the Company's shareholders on April 18, 2000. The total number of shares that may be issued under the 2000 Plan may not exceed 2,000,000. The 2000 Plan is administered by the Compensation Committee of the Board of Directors.

Under the provision of SFAS No. 123, equity instruments granted to non-employees are excluded from the pro forma disclosure requirements and are recorded as compensation expense at fair market value in the accompanying statements of operations. For the year ended September 30, 2001 and 2000 the company recorded consulting expense of $0 and $159,498, respectively, in connection with stock options granted to non-employees.

A summary of the Company's outstanding stock options and activity follows:

	Year ended September 30,			
	2001		2000	
	Shares Under Options	Weighted Average Exercise Price	Shares Under Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,587,733	$3.89	1,219,670	$4.23
Granted	410,000	.87	436,150	2.25
Exercised	—	—	—	—
Forfeited	(226,421)	3.87	(68,087)	3.74
Outstanding at end of year	1,771,312	3.13	1,587,733	3.89
Exercisable at end of year	1,361,312	3.80	1,562,733	3.89

The following table summarizes information about stock options outstanding as of September 30, 2001:

Exercise Price Average	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
$3.25-$6.50	1,010,162	$4.328	.97 years
$.813-$3.00	761,150	$1.531	6.83 years

As permitted by SFAS No. 123, the Company continues to apply the accounting rules of APB 25 governing the recognition of compensation expense from its stock option plans. Had the Company applied the fair value based method of accounting, which is not required, to all grants of stock options, the company would have recorded additional compensation expense and computed proforma net income (loss) and earnings (loss) per share amounts as follows:

	Year ended September 30,	
	2001	2000
Additional compensation expense	$ 69,954	$ 434,158
Pro forma net loss	(751,353)	(3,017,613)
Pro forma loss per share		
Basic	$ (.07)	$ (.32)
Diluted	(.07)	(.32)

These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. The following assumptions were applied; (i) risk-free interest rates ranging from 2.3 percent to 6.0 percent for all options, (ii) expected lives of 3 to 8 years for all options, (iii) expected volatility of 81 percent for 2001 and 70 percent for 2000 and (iv) no expected dividends. The weighted average grant date fair value of options granted during 2001 approximated $ 0.66.

8. Commitments

Lease Commitments

The Company leases building and office space, equipment and vehicles under various operational lease agreements extending through fiscal 2005. The following is a schedule of future minimum rental payments for the next five years:

Year ending September 30:	
2002	$105,619
2003	$105,295
2004	$104,287
2005	$ 79,960

Rental expense of $189,500 and $265,000 was recorded during years ended September 30, 2001 and 2000, respectively.

Employment Contracts

As of September 30, 2001 the Company had employment contracts with two of its officers. These contracts call for monthly payments of $16,667 and $11,667 through December 2002 and April 2003, respectively.

9. Employee Benefit Plans

The Company has a 401(k) Plan under which all eligible employees may contribute up to 15 percent of their compensation. The Company matches contributions up to two percent of the participant's compensation.

During the year ended September 30, 2001 the Company merged its two separate 401(k) plans into one plan. The first of these plans had a 10 percent matching of employee contributions where the employee could contribute annually up to 15 percent of their total compensation. Under the terms of the second plan, the Company would match the employees' contribution up to 2 percent of their total compensation where the employee could contribute up to 18 percent their total compensation.

The Company also maintains a matching RSP plan for its Canadian employees. The Company matches the first $25 of each employee's monthly contributions

The Company's contributions were $74,301 and $56,810 for the years ended September 30, 2001 and 2000, respectively.

10. Reportable Segments

McLaren Performance Technologies, Inc. has three reportable segments. As discussed in Note 1, McLaren Engines derives its revenues from designing, developing, fabricating, testing and validating engines and related components for the automotive OEM's. McLaren Traction Technologies derives revenues from license fees and royalties relating to its GERODISC technology, as well as from performing research and development on a fee for service basis. McLaren Performance Products is a specialty manufacturer of automotive powertrain products.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income or loss from operations before income taxes, and accounts for inter-segment sales as if they were to third parties.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial information by reportable segment is as follows:

	Year ended September 30,	
	2001	2000
Revenues:		
McLaren Traction	$ 644,500	$ 786,200
McLaren Engines	12,065,100	11,204,700
McLaren Performance Products	1,850,800	—
Intercompany eliminations	(115,900)	(76,600)
	$14,444,500	$11,914,300
Interest expense:		
McLaren Traction	$ 60,000	$ 36,800
McLaren Engines	267,600	275,500
McLaren Performance Products	177,800	—
McLaren Corporate	29,800	65,600
	$ 535,200	$ 377,900
Depreciation and amortization:		
McLaren Traction	$ 105,000	$ 194,200
McLaren Engines	570,000	499,800
McLaren Performance Products	150,000	—
McLaren Corporate	20,700	12,100
	$ 845,700	$ 706,100
Income (loss) before income taxes:		
McLaren Traction	$ (100,100)	$ (1,967,300)
McLaren Engines	589,800	1,147,400
McLaren Performance Products	(123,100)	—
McLaren Corporate	(1,082,400)	(1,855,900)
	$ (715,800)	$ (2,675,800)
Segment Assets:		
McLaren Traction	$ 416,100	$ 734,900
McLaren Engines	7,612,300	8,015,300
McLaren Performance Products	6,390,100	—
McLaren Corporate	226,300	129,500
	$14,644,800	$ 8,879,700
Expenditures for segment assets:		
McLaren Traction	$ —	$ 1,400
McLaren Engines	596,700	732,700
McLaren Performance Products	—	—
McLaren Corporate	24,500	42,400
	$ 621,200	$ 776,500

McLAREN PERFORMANCE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Selected Quarterly Financial Data (Unaudited)

Quarterly consolidated results of operations are summarized as follows:

	Quarter Ended			
	December 31	March 31	June 30	September 30
2001:				
Revenues	$2,990,100	$3,254,800	$4,152,600	$4,047,000
Gross profit	1,128,200	921,600	1,218,400	1,052,400
Loss before tax provision	(59,200)	(195,500)	(61,600)	(399,500)
Net loss	(59,200)	(195,500)	(61,600)	(365,100)
Loss per share	(0.01)	(0.02)	(0.01)	(.03)
2000:				
Revenues	$2,383,800	$3,178,300	$2,609,700	$3,742,500
Gross profit	1,098,900	926,700	923,100	1,390,400
Loss before tax provision	(378,500)	(789,000)	(539,300)	(969,000)
Net loss	(378,500)	(789,000)	(539,300)	(969,000)
Loss per share	(0.04)	(0.09)	(0.05)	(0.10)

Quarterly loss per share may not add up to annual loss per share because of rounding and shares issued or repurchases during the year.

12. Equity Transactions

During fiscal 2001 the Company sold 1,362,112 shares of its common stock in four separate transactions. Net proceeds after issuance costs were approximately $1,400,000. In connection with these sales, the company also became obligated to issue warrants to the purchasers as follows:

Shares Under Warrant	Exercise Price	Expiration Date
51,020	$1.00	December 31, 2002
20,408	1.00	February 28, 2003
51,020	2.00	December 31, 2003
20,408	2.00	February 27, 2004

A summary of the Company's outstanding warrants and activity is as follows:

	2001		2000	
	Warrants Shares Under Options	Weighted Average Exercise Price	Warrants Shares Under Options	Weighted Average Exercise Price
Outstanding and obligated at beginning of year	350,000	$2.00	143,750	$4.87
Granted	142,856	1.50	400,000	2.00
Exercised	—	—	—	—
Forfeited	200,000	2.00	193,750	4.13
Outstanding, Obligated and Exercisable at end of year	292,856	$1.76	350,000	$2.00

Stock Incentive Plans

In December 1988, the Board of Directors approved a stock incentive plan. Under this plan 58,824 shares of common stock have been reserved for issuance to participants, defined as any person or firm providing services to the Company. The common stock will be granted at the discretion of the Board of Directors and a cash payment equal to twenty percent of the value of the stock granted will be paid to the participant. Granting of stock under this plan is intended to encourage a continued relationship and services by the participant and to reward creative or noteworthy efforts by the participant.

The stock is 100 percent forfeitable if the services of the participant are terminated within two years of the grant of stock and 50 percent forfeitable if services are terminated after two years but less than three years from the grant of stock.

A balance of 58,224 shares is available for issuance under this plan at September 30, 2001. No stock has been issued under this plan since fiscal 1990.

Director Stock Compensation Plan

In June 1994, the Company's Board of Directors approved a Director Stock Compensation Plan and has reserved 20,000 shares of the Company's common stock for issuance in exchange for services provided to the Company outside of their regular duties as directors. All members of the Board of Directors will be eligible to receive shares under the plan. A balance of 20,000 shares is available for issuance under this plan at September 30, 2001. No shares have been issued since fiscal 1994.

Stock Grant

In June 2001, the Company granted 23,333 shares of common stock to an executive in connection with an employment agreement. Compensation expense totaling $17,500 and $0 are included in the accompanying statements of operations for the years ended September 30, 2001 and 2000, respectively.

13. Subsequent Events

During the first quarter of fiscal 2002, the Company sold 229,592 shares of its common stock to EMM McLaren, an existing shareholder, in a private placement offering. Net proceeds totaled $225,000.

FORM 10-KSB

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO THE CHIEF FINANCIAL OFFICER, McLAREN PERFORMANCE TECHNOLOGIES, INC., 32233 WEST EIGHT MILE ROAD, LIVONIA, MICHIGAN 48152.

DIRECTORS

NICHOLAS P. BARTOLINI
Principal, Bartolini Associates

LAWRENCE COHEN
Chairman of the Board of the Company;
Chairman of the Board of Bristol Retail
Solutions, Inc.; Chairman of
the Board of Registry Magic, Inc.

HAYDEN H. HARRIS
President, EDM, Inc.

DAVID D. JONES
Retired CEO of Outboard Marine Corporation

WILEY R. McCOY
Executive Vice President and COO of
McLaren Performance Technologies, Inc.

STEVEN ROSSI
President and Chief Executive Officer of
McLaren Performance Technologies, Inc.

ROBERT J. SINCLAIR
Retired Chairman and CEO of
SAAB Cars USA, Inc.

AMHERST H. TURNER
Retired CEO of G.T. Products, Inc.

OFFICERS

STEVEN ROSSI
President and Chief Executive Officer

WILEY R. McCOY
Executive Vice President, Chief Operating Officer

CHRIS J. PANZL
Chief Financial Officer/
Secretary, Vice President and Treasurer

McLAREN PERFORMANCE TECHNOLOGIES, INC.
32233 West Eight Mile Road
Livonia, Michigan 48152
(248) 477-6240